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                          July 7, 2022

       Saurabh Saha
       Chief Executive Officer
       Centessa Pharmaceuticals PLC
       One Federal Street, 38th Floor
       Boston, Massachusetts 02110

                                                        Re: Centessa
Pharmaceuticals PLC
                                                            Registration
Statement on Form S-3
                                                            Filed July 1, 2022
                                                            File No. 333-265978

       Dear Mr. Saha:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jordan
Nimitz at 202-551-5831 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences